FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Share Conversion

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Consolidates Group Structure

Founder and CEO Schambach increases stake to 19.26%

Jena –June 18, 2003 - Intershop Communications AG today confirmed that the share swap announced on January 23, 2002, under which CEO and co-founder Stephan Schambach has swapped his shares in subsidiary Intershop Communications, Inc. for common bearer shares in the parent company, Intershop Communications AG, is now complete.

Under the transaction, Mr. Schambach exchanged his 4,166,665 shares in Intershop Communications, Inc., the US subsidiary that is majority-owned by Intershop Communications AG, for 2,499,999 common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 2,499,999 new common bearer shares from Conditional Capital III.

This increases the number of shares of Intershop Communications AG that have been issued by 12,8%, from 19,535,300 before the implementation of the share swap to 22,035,299 afterwards. The company expects the transaction will dilute the consolidated earnings per share for fiscal year 2003 by approximately 6%. As a result of the swap, Mr. Schambach’s interest in the capital of Intershop Communications AG has increased from 8.93% before the implementation of the share swap to 19.26% afterwards.

The share swap represents a consolidation of the shareholder structure within the Intershop Group between one of the subsidiaries and the parent company, Intershop Communications AG. The transaction facilitates the consolidation of the ownership structure that arose following the company’s IPO in 1998.

In the course of the preparations for the IPO of the newly founded Intershop Communications AG in 1998, Mr. Schambach was granted the right to swap his interest in Intershop Communications, Inc. for common bearer shares of Intershop Communications AG within a period of five years. As a result of the swap, Mr. Schambach’s entire stake in Intershop Communications, Inc. has been transferred to Intershop Communications AG, which will hold 100% of the common stock of Intershop Communications, Inc. following the completion of the transaction.

Investor Relations and Press:

Klaus F. Gruendel
T: +49-40-3641-50-1307
F: +49-40-3641-50-1002
k.gruendel@intershop.com
www.intershop.de

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: June 18, 2003/p>	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)